

FOLK REVIVAL

High Protein, Low Carb Hot Cereal Made with Acorns Launching at Whole Foods in 2024!

folkrevival.com   Tenafly, NJ   in   ▶   f   ⊙   ⧉

| Food & Beverage | Consumer Goods | Retail | B2C | Health & Fitness |

Highlights

1 Launched in 2023 and quickly expanded to 100 stores. Rolling out to 165 Whole Foods now!

2 Recently authorized by Whole Foods in four eastern regions. Hitting shelves in January.

3. Strong repeat orders. New stores are being added every week.

4. National brand bringing acorns to market- an important heritage food, right under our feet.

5. Founded by an industry veteran with 20 years experience building start up natural food brands.

6. Grew Dr. Praeger's Sensible Foods 5x, culminating with a successful 9 figure exit.

7. Five additional partners with deep industry experience providing cross functional support.

8. Key early investors include our acorn vendor, contract manufacturer and national sales broker.

Featured Investors

Allen Bernier

Invested $25,000 ⓘ

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"As an avid runner, cyclist, foodie, health enthusiast and angel investor, I took an immediate interest in Folk Revival. Their hot cereal is not only made completely of whole foods and tastes great, but also is gluten free, plant based, high protein, high fiber, and keto friendly (extremely low sugar (1g)). This is a truly amazing product. I invested in Folk Revival because the combination of ingredients, nutritional value, and taste is something I have never seen in the hot cerea..."

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Bob Burke

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Innovative products with a great company purpose from a highly experienced and

innovative products with a great company purpose from a highly experienced and accomplished team led by David Cantor who I had the good fortune to work with and observe how he built a number of great brands.

"Innovative products with a great company purpose from a highly experienced and...

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Other investors include <u>Adam Somberg</u>, <u>Mark Koide</u>, <u>Barb Stuckey</u>, <u>David Abrahams</u>, <u>Andy Reichgut</u> & 74 more

Our Team



David Cantor Founder & CEO

20 years experience building start up natural food brands. Led Marketing, Innovation and R&D for Dr. Praeger's Sensible Foods for 8 years, growing the brand 5x culminating with a recent successful 9-figure exit.



Dianne Aronica Finance

Veteran food and beverage CFO. Grew and helped execute the sale of Dr. Praeger's Sensible Foods.



Brad Dixon Marketing

Co-Founder of Special-Operations- a commercial arts and entertainment company based in Brooklyn. Clients include Burger King, Tim Horton's, The New York Times, and Ciroc Vodka.



Karen Castiello R&D

13 years at Mars, departing as Global Senior Scientist. Product development extraordinaire to an incredible roster of natural foods brands.



David Gross DTC

Co-founder of Anchor Worldwide Media - a creative, production and media agency. DTC and media guru to dozens of companies ranging from startups to Fortune 100 multi-nationals.



Michelle Tyler Social Media

Founder of Genuine Ginger, a leading social media content, management, and influencer marketing agency for natural and organic CPG brands.

The $1B Hot Cereal Category is in need of innovation to drive growth.

Oatmeal is a $1B category but it's a sleepy category with little innovation. This is where we saw an opportunity to disrupt and innovate. Today, consumers are seeking more protein and fewer carbs from every meal and snacking occasion, making this trend one of the fastest growing and enduring in the food industry.

The hot cereals on the market today (Quaker Oatmeal, Bob's Red Mill, Cream of Wheat) have remained largely unchanged for decades. They typically offer oats and perhaps some sweeteners, nuts and fruit, and voila, you have the hot cereal you've seen for decades in the breakfast aisle.

Between 2017 and 2021, protein claims grew at a CAGR of 17.9% in cold breakfast cereal launches and 11.4% in hot breakfast cereal launches (Innova database 2022).

Data shows the market for protein of all kinds continues to grow, with

American consumers looking for low carb/high protein options for breakfast (i.e. the Keto diet). Folk Revival aims to be part of this growing trend.



Breakfast: The Most Ritualistic Part of the Day

Numerous studies and statistics show that many people eat the same snack/meal for breakfast almost every day, whether that's a smoothie, yogurt, fruit, or in our case, a hot cereal. Approximately 68% of Americans eat the same thing for breakfast at least 2x/week.

If we can help shift consumers' behavior towards a healthier and cleaner breakfast with functional ingredients, Folk Revival can be an everyday staple for people across the country.



Hot Cereal is a +$1B Category in the US

68%



of Americans eat the same thing for breakfast at least 2x / week.

Breakfast Has Been 'Revived' with Folk Revival

Introducing Folk Revival hot cereal! Each cup boasts 20g of protein and less than 5g of net carbs. This is approximately 3x the protein of typical oatmeal and less than 1/5 the net carbs!



INTRODUCING
Folk Revival
HOT CEREAL CUPS

✓ **Our Mission**
Delivering Functional Nutrition using heirloom and heritage ingredients for people and the planet

Why Do We Use Acorns?

Our mission is to deliver functional nutrition by reviving heirloom and

heritage foods. The hero ingredient in our hot cereal is Acorns. First off, they have nutritional benefits such as polyphenols, antioxidants and minerals. Secondly, they are highly sustainable because oak trees don't require any toxic agricultural inputs and they help absorb carbon and fight climate change. They are a versatile heritage ingredient that we can integrate into a wide range of familiar foods. These powerful little tree nuts can be an important part of a more sustainable food system.

Environmental Benefits

- Acorns are a HUGE under-utilized food resource right under our feet.
- Oak trees require no cultivation, irrigation, or toxic inputs.
- Oaks absorb carbon and help fight climate change.

Taste and Health and Benefits

- Acorns have a delicious, nutty flavor. They are naturally gluten-free and have been consumed for ages.
- They contain high levels of polyphenols and antioxidants.
- Naturally gluten free, lower in fat than most nuts, and are a good source of minerals.


HEIRLOOM Folk Revival FOODS CO.
Benefits of Acorns
Environmental Benefits
• Water Conservation
• Fight Climate Change
• No toxic pesticides or fertilizers
Health Benefits
• Polyphenols
• Anti-Oxidants
• Naturally Gluten Free



Folk Revival is the first national food brand to bring up-cycled and wild harvested acorns to market!

Who's Really 'Hot' in the Hot Cereal Category?

As mentioned above, we have strived with our hot cereal line to be clean and offer functional ingredients such as acorns and other heritage ingredients not found in other cereals.

Our product has more protein, fewer carbs, and is keto, paleo, and grain free with virtually no sugar added, differentiating Folk Revival from the competition.

The Competitive Set

Folk Revival is the only high protein, low carb, no-sugar-added, grain-free option in the Oatmeal set.

	Folk Revival		RXBAR	QUAKER	Bob's Red Mill	NATURE'S PATH ORGANIC	KODIAK
PROTEIN	20g	VS	12g	4g	9g	7g	14g
NET CARBS	1 – 5g		29g	29g	38g	32g	33g
SUGAR	1 – 4g (including 0 g added)		9g (including 0 g added)	11g (including 8 g added)	10g (including 8 g added)	10g (including 9 g added)	12g (including 12 g added)
KETO FRIENDLY	YES		NO	NO	NO	NO	NO
PALEO FRIENDLY	YES		NO	NO	NO	NO	NO
GRAIN FREE	YES		NO	NO	NO	NO	NO

made with Acorns!

Nutritional Superiority

Clean compelling ingredients

Mission Driven

The Market Opportunity in Premium Breakfast

Breakfast

We chose to launch with hot cereal cups because we knew this is a large category lacking significant innovation. Grocery buyers are looking for new and exciting products to help grow their categories, and there is nothing currently on the shelf like Folk Revival. Also, we launched with cups specifically because cups make up a significant percent of the category, and are great for trial.



Our Traction and Distribution

Folk Revival is new, but we are already in approximately 100 stores, and performance is exceeding our expectations. We are growing a robust retail and DTC business!

Our main points of distribution thus far are: Citarella's, City Acres, and various independent health food stores and Co-ops. Folk Revival was also recently authorized by Central Market, an important TX based specialty chain.

We are also now partnered with one of the strongest natural food brokers in the country, iLevel Brands, who manages partnerships in

national and regional accounts such as Whole Foods, Sprouts, Albertson's, Kroger, Wegman's, Fresh Thyme, Costco and many more.


WHOLE FOODS MARKET
WE JUST GOT INTO Whole Foods!
Our Retailers and Partners
ilevel BRANDS
WESTERLY NATURAL MARKET
UNFI EASY OPTIONS
FAIRE
amazon
KeHE
BUBBLE
NON GMO Project VERIFIED
nongmoproject.org
HEIRLOOM Folk Revival FOODS CO.

Our Launch in Whole Foods: January 2024

We recently learned that Whole Foods Market has authorized three Folk Revival flavors in approximately 165 stores across four regions stretching from Maine to Mississippi. We will be ramping up production in December 2023, with product appearing on shelf in January 2024.

We forecast Whole Foods will generate over $200k+ in revenue alone.* Needless to say, this is an incredibly important development for the brand, but it's also just the beginning. With there being 515 Whole Foods Market stores in the US, there is tremendous room for growth in 2025 and beyond.

*Projections not guaranteed





Projections not guaranteed

HEIRLOOM
Folk Revival
FOODS CO.
will soon be available in Whole Foods Market
WHOLE FOODS MARKET
WHOLE FOODS MARKET
Regional Map
North Atlantic
Northeast
Mid-Atlantic
South

Our Team: Experience Growing Natural Foods

We have an exceptionally strong and experienced team supporting the brand. David Cantor, our Founder and CEO, has been growing natural and organic food brands for over 20 years, starting his career in the industry at Mars in their skunk-works Health & Nutrition Division. More recently, he led Marketing, Innovation, and R&D for Dr. Praeger's Sensible Foods, a leading veggie burger brand, helping to grow the brand 5x, resulting in a successful exit to Private Equity. Prior to joining the natural foods industry, David earned his master's degree in Nutrition from Tufts University, focusing on food and agriculture policy. Prior to that, David ran a small organic vegetable farm in Northern New Mexico.

David has assembled a high performing team of colleagues from his time in the industry, working with the best of the best- to provide cross functional support across the business.



THE TEAM
FR has an All-Star team of cross functional experts and industry veterans supporting the brand.
David Cantor
Founder & CEO
Dr. Praeger's, Mars, Tufts Nutrition, Organic Farmer
Brad Dixon
Branding + Advertising
Burger King, Tim Horton's, Ciroc Vodka, NYT
Dianne Aronica, CPA
Finance
KPMG, Gaspari Nutrition, Dr. Praeger's
David Gross
Digital and DTC Brand Building
Anchor Worldwide
Michelle Tyler
Social Media
Perfect Bar, Athletic Greens, Om, Chameleon Cold Brew, Ocho
Karen Castiello
R&D
Seeds of Change, Mars, Baskin Robbins
Sean Lippay
Operations and Supply Chain
Unilever, Marsan, Strategic Food Solutions
HEIRLOOM Folk Revival FOODS CO.

















Future Innovation and Vision For Folk Revival

As Folk Revival was taking shape, we were clear that we wanted to build a brand that could extend into multiple categories and eating occasions. While we are launching with Hot Cereal, we are planning to expand into other breakfast categories in the next two years, and eventually build out an umbrella brand that you will be able to find in multiple parts of the grocery store, as well as food service.

Objectives for 2024 include:

1. Gain distribution in 500 stores in 2024. We are well on our way with natural independents, Whole Foods, and Central Market added and shipping. Additional wins will be announced shortly when they are confirmed.

2. Support strong in-store velocity at our anchor account Whole Foods Markets, through influencer, geo-targeted campaigns, PR, couponing and demos.

3. Finalize innovation Platform 2 for 2025 launch. Preview innovation with top customer targets such as Whole Foods, Sprouts, Wegman's and and a few select conventional accounts.


Innovation Pipeline
Folk Revival is focused on breakfast to start – with the ability to span across multiple categories and day-parts.
2023
2024
2025
Folk Revival
?
Hot Cereal Cups
4-cups ready to show
Platform 2
In development in 2023 to show in 2024
Platform 3
In development in 2024 to show in 2025
Total Addressable Market:
Oatmeal: $1 billion
Total Addressable Market:
P2: $4.7 billion
Total Addressable Market:
P3: $1 billion

Supply Chain / Vertically Integrated Investors

We have built a strong and scale-able supply chain, which includes our hot-cereal contract manufacturer. Our unit economics improve as we scale the brand, with efficiencies built into our contract manufacturing contract. As our volumes increase- our tolling fees decrease in a predictable fashion.

We forecast healthy margins above 40% as our business scales.* We have secured investment from our acorn supplier as well as our contract manufacturer which is driving down costs out the gate and will continue to decrease costs as we grow.

*Projections not guaranteed


Folk Revival
Clear Pathway to Strong Margins



Financials

Our financial growth is based on a reasonable and achievable growth in store count and new item introductions. As we grow from a few hundred stores to several thousand, and from our first 4 hot cereal items to new Folk Revival innovations, sales will increase accordingly. Distribution and new innovation are the engines for all natural food brands!



	2023	2024	2025	2026	2027
Revenue	$25k	$442k	$1.2m	$4.9m	$20.2m
Total Operating Expenses	$149k	$318k	$764k	$1.7m	$5.6m
EBITDA	($152K)	($240k)	($487k)	($199k)	$3.2m

*Projections not guaranteed.

Perks For $1,000 and Up Investments

When you invest $1,000 or more, you will not only get delicious cups of Folk Revival sent to your door, you will also receive a custom-branded and limited edition hat and at the $2500 level, you will also receive a custom branded mug.


HEIRLOOM
Folk
Revival
Keep Digging
Folk
Revival
Maple Walnut
20g
3g
HEIRLOOM

Why Invest in Folk Revival?

Folk Revival is a rare opportunity to be at the early stage of a rocket ship that we see as a $100MM brand opportunity. Our total addressable market is $6.7B. Ultimately, there are many reasons to bank on our company. It really comes down to two main areas: The product and the team.

Highly Differentiated Product and Concept

Highly Differentiated Product and Concept:

- Uniquely focused on heirloom and heritage foods.
- Introducing Acorns-as-food to North America.
- First high protein, low carb cereal available in retail.
- Strong traction in both DTC and Retail.
- Scaleable brand across channels, days parts and need states.

Strong Founder & Cross-Functional Team:

- 20+ years of success growing natural and organic start up brands.
- Extremely strong cross-functional team providing thought leadership and operational support.
- Investor eco-system includes our acorn vendor, contract manufacturer, and national sales broker.


Thank you!
INVEST
Folk Revival
Invest with Folk Revival!
Folk Revival embodies the spirit of wholesome, nourishing meals that are good for people and the planet. Join us on this delicious journey, and let your investments be the seeds that help grow a healthier, happier future for all